UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2024

Commission File Number: 001-39374

Inventiva S.A.

(Translation of registrant’s name into English)

50 rue de Dijon

21121 Daix France

+33 3 80 44 75 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Entry into Subscription Agreements

As previously reported in a Current Report on Form 6-K filed on October 15, 2024, Inventiva S.A. (the “Company”) entered into subscription agreements (collectively, the “T1 Subscription Agreement”) with certain investors (the “Investors”), pursuant to which the Company agreed to issue and sell to the Investors ordinary shares of the Company, nominal value €0.01 per share (“ordinary shares”), or, in lieu thereof, pre-funded warrants to purchase ordinary shares (the “pre-funded warrants”) as part of a multi-tranche private placement (the “Multi-Tranche Financing”).

On December 13, 2024, following the approval of the Company’s shareholders at the general meeting of the shareholders held on December 11, 2024 (the “General Meeting”), the Company entered into subscription agreements (collectively, the “T1 bis Subscription Agreement”) with the Investors pursuant to which the Company agreed to issue and sell to the Investors an aggregate of 7,872,064 ordinary shares (the “T1 bis Shares”) and 8,053,847 pre-funded warrants to purchase up to 8,053,847 ordinary shares at an exercise price of €0.01 per share (the “T1 bis BSAs” and together with the T1 bis Shares, the “T1 bis Securities”) (the “T1 bis Transaction”), which represents the second phase of the first tranche of the Multi-Tranche Financing.

The subscription price for the T1 bis Shares is €1.35 per share (the “T1 bis Share Subscription Price”), and the subscription price of each T1 bis BSA is €1.34 per share, representing the T1 bis Share Subscription Price less the nominal value per ordinary share of €0.01. Aggregate gross proceeds from the issuance of the T1 bis Securities are expected to be €21.4 million (or net proceeds of €20.1 million). The Company intends to use the net proceeds from the T1 bis Transaction, together with available cash, as follows: approximately 85% for the clinical program evaluating lanifibranor for the treatment of MASH (“NATiV3”) and, in the event of positive NATiV3 results, for the submission of a new drug application, and the remainder, approximately 15%, for general corporate purposes.

The T1 bis Subscription Agreement contains representations and warranties and agreements of the Company and the Investors. The Company expects to issue the T1 bis Securities on December 19, 2024, subject to customary closing conditions.

Pursuant to the terms of T1 Subscription Agreement, following the approval of the Company’s shareholders at the General Meeting, the Company appointed Mark Pruzanski, M.D. and Srinivas Akkaraju, M.D., Ph.D. as members of the Company’s board of directors (“Board”). The Board also appointed Dr. Pruzanski as Chairperson of the Board. In connection with the General Meeting and in anticipation of the appointment of Dr. Pruzanski and Dr. Akkaraju to the Board, Sofia BV (represented by Chris Buyse) and Pierre Broqua resigned as directors on December 10, 2024.

Pursuant to the T1 bis Subscription Agreement, the Company has further agreed to nominate up to four additional persons for approval as members of the Board at the next annual general meeting of shareholders and, at the latest, to the general meeting of shareholders convened to approve the financial statements for the year ending December 31, 2025, upon the proposal of certain of the Investors by no later than December 31, 2025. Such additional members of the Board would replace existing members of the Board (other than Frédéric Cren, Dr. Pruzanski and Dr. Akkaraju).

The T1 bis Securities have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and are offered pursuant to the exemption from registration provided in Section 4(a)(2) under the Securities Act.

The foregoing description of the T1 bis Subscription Agreement, and the terms and conditions of the securities to be issued thereunder are qualified in their entirety by reference to the form of T1 bis Subscription Agreement, a copy of which is filed as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K, and is incorporated by reference herein.

On December 16, 2024, the Company issued a press release announcing the T1 bis Transaction. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this Form 6-K are forward-looking statements. These statements include, but are not limited to, the timing and completion of the Multi-Tranche Financing; the anticipated proceeds from the Multi-Tranche Financing and the Company’s expected use of such proceeds; the satisfaction, in part or full of the conditions precedent to the issuance of the T1 bis Securities and the remaining securities issuable pursuant to the Multi-Tranche Financing; and the Company’s expectations with respect to its clinical trials, including NATiV3. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management’s beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond the Company’s control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by the Company or its partners will be reached on their expected timeline, or at all. Actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including that the Company cannot provide assurance on the impacts of the previously-announced Suspected Unexpected Serious Adverse Reaction (SUSAR) on enrollment or the ultimate impact on the results or timing of the NATiV3 trial or regulatory matters with respect thereto, that the Company is a clinical-stage company with no approved products and no historical product revenues, the Company has incurred significant losses since inception, the Company has a limited operating history and has never generated any revenue from product sales, the Company requires additional capital to finance its operations, in the absence of which, the Company may be required to significantly curtail, delay or discontinue one or more of its research or development programs or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, the Company’s ability to obtain financing and to enter into potential transactions, the Company’s future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of the Company’s clinical trials may not support the Company’s product candidate claims, the Company’s expectations with respect to its clinical trials may prove to be wrong and regulatory authorities may require holds and/or amendments to the Company’s clinical trials, the Company’s expectations with respect to the clinical development plan for lanifibranor for the treatment of MASH may not be realized and may not support the approval of a New Drug Application, the Company may encounter substantial delays beyond its expectations in its clinical trials or the Company may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of the Company to recruit and retain patients in clinical studies, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside the Company’s control, the Company’s product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, the Company faces substantial competition and the Company’s business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by geopolitical events, such as the conflict between Russia and Ukraine, related sanctions and related impacts and potential impacts on the initiation, enrollment and completion of the Company’s clinical trials on anticipated timelines and the conflict in the Middle East and the related risk of a larger conflict, health epidemics, and macroeconomic conditions, including global inflation, fluctuations in interest rates, uncertain financial markets and disruptions in banking systems. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this report on Form 6-K. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2023 filed with the Autorité des Marchés Financiers on April 3, 2024, as amended on October 14, 2024, and the Annual Report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission on April 3, 2024 and the Half-Year Report for the six months ended June 30, 2024 on Form 6-K filed with the SEC on October 15, 2024 for other risks and uncertainties affecting the Company, including those described from time to time under the caption “Risk Factors”. Other risks and uncertainties of which the Company is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated.

All information in this report on Form 6-K is as of the date of the report. Except as required by law, the Company has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, the Company accepts no liability for any consequences arising from the use of any of the above statements.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of T1 bis Subscription Agreement
99.2	Press release, dated December 16, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inventiva S.A.

Date: December 16, 2024	By:	/s/ Frédéric Cren
		Name	Frédéric Cren
		Title:	Chief Executive Officer